Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2015

•Quarterly Net Revenues up by 43.1% Year-Over-Year

•Year-to-date Net Revenues up by 43.2% Year-Over-Year

(Beijing—January 27, 2016)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2016 ended November 30, 2015.

Highlights for the Third Quarter of Fiscal Year 2016

•                  Net revenues increased by 43.1% year-over-year to US$142.2 million from US$99.4 million in the same period of the prior year.

•                  Income from operations increased by 16.8% to US$9.6 million from US$8.2 million in the same period of the prior year. Non-GAAP income from operations increased by 22.8% to US$16.1 million from US$13.1 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.12. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.20 and US$0.19, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$590.2 million as of November 30, 2015, compared to US$491.4 million as of February 28, 2015.

•                  Total student enrollments increased by 56.8% year-over-year to approximately 477,960 from approximately 304,910 in the same period of the prior year.

•                  Total physical network increased to 301 learning centers in 24 cities as of November 30, 2015 from 300 in 19 cities as of August 31, 2015.

Highlights for the Nine Months Ended November 30, 2015

•                  Net revenues increased by 43.2% year-over-year to US$444.9 million from US$310.8 million in the same period of the prior year.

•                  Income from operations increased by 30.6% to US$68.4 million from US$52.4 million in the same period of fiscal year 2015. Non-GAAP income from operations increased by 30.7% to US$85.7 million from US$65.5 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 72.2% year-over-year to US$92.0 million from US$53.4 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 64.2% year-over-year to US$109.3 million from US$66.6 million in the same period of the prior year.

•                  Basic and diluted net income per ADS were US$1.15 and US$1.07, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.37 and US$1.26, respectively.

•                  Total student enrollments during the first nine months of fiscal year 2016 increased by 53.4% year-over-year to approximately 1,521,510 from approximately 992,080 in the same period of the prior year.

•                  Total physical network increased to 301 learning centers in 24 cities as of November 30, 2015 from 289 learning centers in 19 cities as of February 28, 2015.

Financial and Operating Data—Third Quarter of Fiscal Year 2016

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2014	2015	Pct. Change

Net revenues	99,368	142,183	43.1%
Operating income	8,219	9,604	16.8%
Non-GAAP operating income	13,121	16,114	22.8%
Net income attributable to TAL	10,959	9,585	-12.5%
Non-GAAP net income attributable to TAL	15,861	16,095	1.5%
Net income per ADS attributable to TAL — basic	0.14	0.12	-13.3%
Net income per ADS attributable to TAL — diluted	0.13	0.12	-12.8%
Non-GAAP net income per ADS attributable to TAL — basic	0.20	0.20	0.6%
Non-GAAP net income per ADS attributable to TAL — diluted	0.19	0.19	1.2%
Total student enrollments in small class, one-on-one, and online courses	304,910	477,960	56.8%

	Nine Months Ended
	November 30,
	2014	2015	Pct. Change

Net revenues	310,765	444,900	43.2%
Operating income	52,393	68,405	30.6%
Non-GAAP operating income	65,527	85,657	30.7%
Net income attributable to TAL	53,427	92,019	72.2%
Non-GAAP net income attributable to TAL	66,561	109,271	64.2%
Net income per ADS attributable to TAL — basic	0.68	1.15	70.3%
Net income per ADS attributable to TAL — diluted	0.65	1.07	64.1%
Non-GAAP net income per ADS attributable to TAL — basic	0.84	1.37	62.4%
Non-GAAP net income per ADS attributable to TAL — diluted	0.80	1.26	57.1%
Total student enrollments in small class, one-on-one, and online courses	992,080	1,521,510	53.4%

“Topline growth for the third fiscal quarter was stronger than guidance due to strong demand for our core small class business throughout our network of learning centers. We are particularly pleased with the resumption of enrollment driven growth in Beijing,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“We continued to add learning center capacity and widen our geographical footprint in the third fiscal quarter, laying a firm foundation for future growth. Fiscal year-to-date we have expanded learning center capacity by 40% over the same year-ago period to meet the ongoing high demand for our tutoring services. Our network now mostly consists of larger centers than before, which is in line with our long-term objective to achieve high operational efficiencies and center utilization. Moreover, we have extended our reach to 24 cities by entering into five new cities in the third fiscal quarter, and will add another city in the fourth fiscal quarter,” Mr. Luo added.

Financial Results for the Third Quarter of Fiscal Year 2016

Net Revenues

In the third quarter of fiscal year 2016, TAL reported net revenues of US$142.2 million, representing a 43.1% increase from US$99.4 million in the third quarter of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 56.8% to approximately 477,960 from approximately 304,910 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses, as well as more offering of the small-group class as a supplement to one-on-one tutoring. Average selling price (ASP) decreased by 8.7% from US$326 in the third quarter of fiscal year 2015 to US$297 in the same quarter of fiscal year 2016. The decrease in ASP was mainly attributable to more enrollment contribution from online courses and small class offerings, and the foreign exchange rate fluctuation.

Operating Costs and Expenses

In the third quarter of fiscal year 2016, operating costs and expenses were US$133.2 million, a 46.1% increase from US$91.2 million in the third quarter of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$126.7 million, a 46.9% increase from US$86.3 million in the third quarter of fiscal year 2015.

Cost of revenues increased by 50.0% to US$73.4 million, from US$49.0 million in the third quarter of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 50.0% to US$73.4 million from US$48.9 million in the third quarter of fiscal year 2015.

Selling and marketing expenses increased by 27.1% to US$17.2 million from US$13.6 million in the third quarter of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 27.3% to US$16.6 million from US$13.1 million in the third quarter of fiscal year 2015. The increase of selling and marketing expenses in the third quarter of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 48.5% to US$42.6 million from US$28.7 million in the third quarter of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 51.1% to US$36.7 million from US$24.3 million in the third quarter of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 32.8% to US$6.5 million in the third quarter of fiscal year 2016 from US$4.9 million in the same period of fiscal year 2015. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2016.

Gross Profit

Gross profit increased by 36.4% to US$68.7 million from US$50.4 million in the third quarter of fiscal year 2015.

Income from Operations

Income from operations increased by 16.8% to US$9.6 million from US$8.2 million in the third quarter of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 22.8% to US$16.1 million from US$13.1 million in the third quarter of fiscal year 2015.

Other Expense

Other expense was US$0.4 million for the third quarter of fiscal year 2016, compared to other expense of US$0.3 million in the third quarter of fiscal year 2015.

Income Tax Expense

Income tax expense was US$2.6 million in the third quarter of fiscal year 2016, compared to US$0.4 million in the third quarter of fiscal year 2015. The increase was mainly due to the expiration of an enterprise income tax (“EIT”) exemption period for one of TAL’s subsidiaries, Beijing Xintang Sichuang, upon which the subsidiary became subject to an EIT rate of 12.5%, and the reversal of around US$1.1 million of EIT accruals in the third quarter of fiscal year 2015, as one of TAL’s subsidiaries, TAL Beijing, was affirmed to be entitled to a preferential EIT rate.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 12.5% to US$9.6 million from US$11.0 million in the third quarter of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 1.5% to US$16.1 million from US$15.9 million in the third quarter of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.12 in the third quarter of fiscal year 2016. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.20 and US$0.19, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2016 were US$6.4 million, representing a decrease of US$1.1 million from US$7.5 million in the third quarter of fiscal year 2015.

Cash, Cash Equivalents, and Term Deposits

As of November 30, 2015, the Company had US$563.2 million of cash and cash equivalents and US$27.0 million of term deposits, compared to US$470.2 million of cash and cash equivalents and US$21.2 million of term deposits as of February 28, 2015.

Deferred Revenue

As of November 30, 2015, the Company’s deferred revenue balance was US$351.7 million, compared to US$247.0 million as of November 30, 2014, representing an increase of 42.4%.

Financial Results for the First Nine Months of Fiscal Year 2016

Net Revenues

For the first nine months of fiscal year 2016, TAL reported net revenues of US$444.9 million, representing a 43.2% increase from US$310.8 million in the first nine months of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 53.4% to approximately 1,521,510 from approximately 992,080 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses, as well as more offering of the small-group classas as a supplement to one-on-one tutoring. ASP decreased by 6.7% from US$313 in the first nine months of fiscal year 2015 to US$292 in the first nine months of fiscal year 2016. The decrease in ASP was mainly attributable to more enrollment contribution from online courses and small class offerings and the foreign exchange rate fluctuation, and was partially offset by the increase in the hourly rate of the small class course offerings.

Operating Costs and Expenses

In the first nine months of fiscal year 2016, operating costs and expenses were US$379.8 million, a 46.9% increase from US$258.6 million in the first nine months of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$362.5 million, a 47.7% increase from US$245.4 million in the first nine months of fiscal year 205.

Cost of revenues increased by 49.3% to US$214.9 million from US$143.9 million in the first nine months of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 49.3% to US$214.8 million from US$143.9 million in the first nine months of fiscal year 2015.

Selling and marketing expenses increased by 34.6% to US$51.3 million from US$38.1 million in the first nine months of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 35.8% to US$49.6 million from US$36.5 million in the first nine months of fiscal year 2015. The increase of selling and marketing expenses in the first nine months of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 48.3% to US$113.6 million from US$76.6 million in the first nine months of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.7% to US$98.1 million from US$65.1 million in the first nine months of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 31.4% to US$17.3 million in the first nine months of fiscal year 2016 from US$13.1 million in the same period of fiscal year 2015. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2016.

Gross Profit

Gross profit increased by 37.9% to US$230.0 million from US$166.9 million in the first nine months of fiscal year 2015.

Income from Operations

Income from operations increased by 30.6% to US$68.4 million from US$52.4 million in the first nine months of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 30.7% to US$85.7 million from US$65.5 million in the first nine months of fiscal year 2015.

Other Income/ (Expense)

Other expense was US$3.0 million for the first nine months of fiscal year 2016, compared to other income of US$0.8 million in the first nine months of fiscal year 2015. Other expense in the first nine months was mainly due to exchange losses. As the holding company holds a significant portion of cash balance in RMB and reports in U.S. Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Impairment loss on long-term investments

Impairment loss on long-term investments was $7.5 million, mainly because there were other-than-temporary declines in the value of long-term investments in several investees, primarily due to significant deteriorations in their operations, earnings performance and abilities to continue as a going concern.

Gain from disposal of components

Gain from disposal of components were $50.4 million, which was mainly derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party. US$12.6 million of income tax expense was accrued accordingly by applying applicable EIT rates.

Income Tax Expense

Income tax expense was US$25.3 million in the first nine months of fiscal year 2016, compared to US$8.2 million in the first nine months of fiscal year 2015. The increase was mainly due to the increase in income before tax and estimated annual effective income tax rate. The estimated annual effective income tax rate increased mainly because one of TAL’s subsidiaries, Beijing Xintang Sichuang, was exempted from enterprise income tax for calendar years 2013 and 2014 as a Newly Established Software Enterprise, and is subject to preferential tax rate of 12.5% for calendar years 2015 through 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 72.2% to US$92.0 million from US$53.4 million in the first nine months of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 64.2% to US$109.3 million from US$66.6 million in the first nine months of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$1.15 and US$1.07, respectively, in the first nine months of fiscal year 2016. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$1.37 and US$1.26, respectively.

Business Outlook

Taking into consideration the recent significant change in RMB exchange rate against the U.S. dollar, based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2016 are expected to be between US$166.3 million and US$168.8 million, representing an increase of 35% to 37% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 40% to 42% for the fourth quarter of fiscal year 2016.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2016 ended November 30, 2015 at 8:00a.m. U.S. Eastern Time on January 27, 2016 (9:00p.m. Beijing time on January 27, 2016).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-906-601
• Mainland China toll free:	400-620-8038
• International toll:	+65-6713-5090
Conference ID:	14170103

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, February 4, 2016 (12:59 p.m. Beijing time, February 5, 2016).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	14170103

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2016 and the fiscal year ending February 29, 2016, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 301 physical learning centers as of November 30, 2015, located in 24 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi and Fuzhou. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2015	As of November 30, 2015
ASSETS

Current assets
Cash and cash equivalents	$470,157,430	$563,188,634
Term deposits	21,229,763	27,004,054
Restricted cash-current	606,169	438,476
Short-term investment	765,611	—
Assets held for sale	—	469,609
Inventory	544,085	357,622
Amounts due from related parties-current	159,502	3,130,723
Deferred tax assets-current	4,562,034	644,174
Income tax receivable	3,222,529	—
Prepaid expenses and other current assets	38,185,411	37,733,313
Total current assets	539,432,534	632,966,605
Restricted cash-non-current	3,773,302	3,913,519
Property and equipment, net	93,575,648	105,855,891
Deferred tax assets-non-current	1,708,212	5,449,542
Rental deposit	11,034,812	14,838,100
Intangible assets, net	3,687,255	3,126,572
Goodwill	12,330,326	12,307,410
Amounts due from related party	319,005	751,374
Long-term investments	97,359,075	230,846,414
Long-term prepayments and other non-current assets	9,194,468	74,612,822
Total assets	$772,414,637	$1,084,668,249

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 4,115,254 and 6,492,291 as of February 28, 2015, and November 30, 2015, respectively)	$4,705,492	$7,366,732
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 154,982,001 and 332,621,800 as of February 28, 2015, and November 30, 2015, respectively)	177,639,939	351,710,126
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of 22,077 and 4,515,557 as of February 28, 2015, and November 30, 2015, respectively)	22,077	4,515,557
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 30,106,008 and 42,237,622 as of February 28, 2015, and November 30, 2015, respectively)	43,988,602	58,730,851
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 4,193,507 and 14,242,449 as of February 28, 2015, and November 30, 2015, respectively)	6,136,813	13,047,985
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and November 30, 2015, respectively)	62,100	13,800
Total current liabilities	232,555,023	435,385,051
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 215,764 and 431,832 as of February 28, 2015, and November 30, 2015, respectively)	226,792	454,766
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and November 30, 2015, respectively)	226,062,006	227,378,071
Total liabilities	458,843,821	663,217,888

TAL Education Group Shareholders’ Equity

Class A common shares	88,372	88,572
Class B common shares	71,456	71,456
Additional paid-in capital	82,479,806	98,884,982
Statutory reserve	18,961,627	18,961,627
Retained earnings	207,522,766	299,542,054
Accumulated other comprehensive income	4,168,548	3,646,645
Total TAL Education Group’s equity	313,292,575	421,195,336
Noncontrolling interest	278,241	255,025
Total equity	313,570,816	421,450,361
Total liabilities and equity	$772,414,637	$1,084,668,249

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2014	2015	2014	2015

Net revenues	$99,368,290	$142,183,159	$310,765,018	$444,900,103
Cost of revenues (note 1)	48,956,572	73,434,709	143,888,626	214,860,370
Gross profit	50,411,718	68,748,450	166,876,392	230,039,733
Operating expenses (note 1)
Selling and marketing	13,557,704	17,229,350	38,084,854	51,271,631
General and administrative	28,662,950	42,555,604	76,602,601	113,628,108
Total operating expenses	42,220,654	59,784,954	114,687,455	164,899,739
Government subsidies	27,835	640,048	204,325	3,264,634
Income from operations	8,218,899	9,603,544	52,393,262	68,404,628
Interest income	4,400,938	3,809,519	11,646,249	13,548,878
Interest expense	(1,749,206)	(1,880,618)	(3,939,150)	(5,612,593)
Other (expenses)/income	(309,619)	(355,377)	846,074	(3,005,870)
Impairment loss on long-term investments	—	—	—	(7,503,944)
Gain on fair value change from long-term investments	1,003,000	681,000	1,003,000	1,131,000
Gain from disposal of components	—	377,126	—	50,377,126
Gain from disposal of investments	—	—	—	235,797
Income before provision for income tax and loss from equity method investments	11,564,012	12,235,194	61,949,435	117,575,022
Provision for income tax	(428,934)	(2,620,266)	(8,239,275)	(25,253,148)
Loss from equity method investments	(196,853)	(47,910)	(306,586)	(320,931)
Net income	10,938,225	9,567,018	53,403,574	92,000,943
Add: Net loss attributable to noncontrolling interest	20,837	17,592	23,780	18,345
Total net income attributable to TAL Education Group	$10,959,062	$9,584,610	$53,427,354	$92,019,288
Net income per common share
Basic	$0.07	$0.06	$0.34	$0.58
Diluted	0.07	0.06	0.33	0.54
Net income per ADS (note 2)
Basic	$0.14	$0.12	$0.68	$1.15
Diluted	0.13	0.12	0.65	1.07

Weighted average shares used in calculating net income per common share
Basic	158,625,698	160,022,437	158,151,073	159,915,849
Diluted	164,846,471	165,270,632	175,783,136	182,357,981

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2014	2015	2014	2015
Cost of revenues	$11,494	$11,007	$34,536	$33,265
Selling and marketing	502,648	615,834	1,563,581	1,660,589
General and administrative	4,387,973	5,883,976	11,535,595	15,558,332
Total	$4,902,115	$6,510,817	$13,133,712	$17,252,186

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2014	2015	2014	2015

Net income	$10,938,225	$9,567,018	$53,403,574	$92,000,943
Other comprehensive (loss)/income, net of tax	(34,427)	(714,326)	452,789	(526,774)
Comprehensive income	10,903,798	8,852,692	53,856,363	91,474,169
Add: Comprehensive loss attributable to noncontrolling interest	20,786	18,038	19,088	23,216
Comprehensive income attributable to TAL Education Group	$10,924,584	$8,870,730	$53,875,451	$91,497,385

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2014	2015	2014	2015

Cost of revenues	$48,956,572	$73,434,709	$143,888,626	$214,860,370
Share-based compensation expense in cost of revenues	11,494	11,007	34,536	33,265
Non-GAAP cost of revenues	48,945,078	73,423,702	143,854,090	214,827,105

Selling and marketing expenses	13,557,704	17,229,350	38,084,854	51,271,631
Share-based compensation expense in selling and marketing expenses	502,648	615,834	1,563,581	1,660,589
Non-GAAP selling and marketing expenses	13,055,056	16,613,516	36,521,273	49,611,042

General and administrative expenses	28,662,950	42,555,604	76,602,601	113,628,108
Share-based compensation expense in general and administrative expenses	4,387,973	5,883,976	11,535,595	15,558,332
Non-GAAP general and administrative expenses	24,274,977	36,671,628	65,067,006	98,069,776

Operating costs and expenses	91,177,226	133,219,663	258,576,081	379,760,109
Share-based compensation expense in operating costs and expenses	4,902,115	6,510,817	13,133,712	17,252,186
Non-GAAP operating costs and expenses	86,275,111	126,708,846	245,442,369	362,507,923

Income from operations	8,218,899	9,603,544	52,393,262	68,404,628
Share based compensation expenses	4,902,115	6,510,817	13,133,712	17,252,186
Non-GAAP income from operations	13,121,014	16,114,361	65,526,974	85,656,814

Net income attributable to TAL Education Group	10,959,062	9,584,610	53,427,354	92,019,288
Share based compensation expenses	4,902,115	6,510,817	13,133,712	17,252,186
Non-GAAP net income attributable to TAL Education Group	$15,861,177	$16,095,427	$66,561,066	$109,271,474

Net income per ADS
Basic	$0.14	$0.12	$0.68	$1.15
Diluted	0.13	0.12	0.65	1.07
Non-GAAP Net income per ADS (note 3)
Basic	$0.20	$0.20	$0.84	$1.37
Diluted	0.19	0.19	0.80	1.26

ADSs used in calculating net income per ADS
Basic	79,312,849	80,011,219	79,075,536	79,957,924
Diluted	82,423,236	82,635,316	87,891,568	91,178,991

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.